SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2003

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☑  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☑

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated August 26, 2003 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores related to Company’s US$37,380,000 Series 03 Secured Notes due 2009 (the “Notes).

By letter dated August 26, 2003, the Company reported that all the real estate properties that served as collateral of the Company’s US$ 37,380,000 Series 03 Secured Notes due 2009 (the “Real Estate Properties”) were substituted by other real estate properties (the “Substitute Real Estate Properties”) with the consent of all the holders of the Notes. In that sense the Company and the holders executed the necessary public deed in order to: (i) implement the granting in favor of the holders of the Notes of a first priority mortgage in respect of the Substitute Real Estate Properties and, (ii) cancel and discharge the original mortgages over the Real Estate Properties.

This substitution process was performed in accordance to the procedure set forth in the Fourth Supplemental Indenture related to the Notes.

As a result of the above mentioned process the Notes are secured by a first priority mortgage on the following real estate properties (the Substitute Real Estate Properties):

Real estate properties	Value (according the Independent Appraiser)	Square meters

Puerto del Centro – Cossentini 340	$2,400,000	620

Prourban – Av. Del Libertador 450, floor 18º	$28,000,000	6,521

Laminar – Ing. Butty 240, floors 16º to 20º	$23,270,000	5,436

Currency exchange $2,80 per dollar	US$19,167,800

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ SAÚL ZANG
Name: Saúl Zang
Title: Second Vice Chairman of the Board of Directors

Dated: August 26, 2003